Exhibit 13.2 - Testing the Water - Main Landing Page

OWN A PIECE OF TRUE LEAF

ADVANCE TRUE LEAF PRODUCTS & SUPPORT RESEARCH ON MEDICAL CANNABIS

Medical cannabis has a bright future, but needs to be supported with research. True Leaf is preparing a Regulation A+ crowdfunding campaign to do research, raise company awareness, and expand our product line.Now is your chance to be a part of the big picture! Join us by completing this form and supporting our medical cannabis-for-pets cause.

Regulation A Disclaimer True Leaf Medicine International Ltd. is testing the waters to gauge market demand for a proposed Regulation A Tier 2 offering. No money or other consideration is being solicited, and if sent in response to any solicitation, it will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the offering circular that is part of that offering statement from:https://www.sec.gov/Archives/edgar/data/1698370/000169837017000003/tlsuccess02172017.htm

You should read the offering circular before making any investment.https://www.sec.gov/Archives/edgar/data/1698370/000169837017000003/tlsuccess02172017.htm

First Name

Last Name

Email

Level of potential investment interest

Investment interest box has five choices:

  $1-$100
  $100 - $1,000
  $1,000 - $10,000
  $10,000 - $100,000
  $100,000 - $1,000,000